SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   ☒                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 16, 2007, announcing the availability of a new SIMULIA direct coupling interface that allows third-party physics codes developed by partners or customers to communicate directly with its Abaqus FEA software for high-performance multiphysics simulation.

Dassault Systèmes Announces New

SIMULIA Multiphysics Platform

Direct Coupling Interface and New Fluid-Structure Interaction

Technology Expands Realistic Simulation Offerings

Paris, France, and Providence, R.I., USA, May 21, 2007 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, announces the availability of a new SIMULIA direct coupling interface that allows third-party physics codes developed by partners or customers to communicate directly with its Abaqus FEA software for high-performance multiphysics simulation.

The new interface is a key step in the delivery of the SIMULIA multiphysics platform to support the integration of diverse applications, data, and users from multiple domains for product development and scientific research. Industry partners and customers are leveraging the new interface to directly couple their software with the Abaqus FEA suite to achieve simulation results that are closer to real-world behavior.

“We have worked very closely with the SIMULIA team in the development and testing of their new interface,” said Dr. Farzin Shakib, CEO of ACUSIM, a developer of commercial CFD software. “I am confident that our mutual customers will benefit greatly from the combination of best-in-class FEA and CFD tools working together to deliver a directly coupled multiphysics solution.”

The new SIMULIA direct coupling interface will complement existing Abaqus multiphysics capabilities such as coupled structural-acoustic, piezoelectric-mechanical, and electrical-thermal simulation. The SIMULIA multiphysics platform also supports third-party protocols including the Mesh-based parallel Code Coupling Interface (MpCCI) from Fraunhofer SCAI.

"Providing an open platform and complete multiphysics solutions are critical aspects of the overall SIMULIA strategy and represents a collaborative effort that has been under development for more than a year," stated Ken Short, vice president of strategy and marketing at SIMULIA. “With the SIMULIA platform and our extensive partner ecosystem we will provide our customers with the most comprehensive multiphysics solutions available."

In addition to the new direct coupling interface, SIMULIA is expanding its Abaqus Unified FEA multiphysics capabilities to include Fluid-Structure Interaction (FSI). This Abaqus FSI capability, which will be demonstrated at the 2007 Worldwide Abaqus User meeting May 22–24, will enable engineers and scientists to simultaneously calculate the behavior of fluids and structures in a single model.

“Applications such as airbag inflation, tire hydroplaning, wave loading on offshore structures, or cosmetics dispensing are ideally suited to this innovative approach,” said Bruce Engelmann, CTO at SIMULIA. “We’ve targeted some of the most important industrial applications where the dynamic behavior of fluids and structures strongly influence design decisions. Our new capability will be a significant extension of our fully scalable Abaqus Unified FEA suite, providing customers with the right solution for the problem at hand.”

“We support SIMULIA and their vision for offering comprehensive multiphysics solutions,” commented Steve MacDonald, president & CEO CD-adapco, a leading provider of CFD solutions. “Combined with our own expert system and the existing MpCCI-enabled fluid structure interaction coupling solution of our STAR-CD product with Abaqus, this new direct coupling will offer mutual customers the utmost flexibility in performing multiphysics analyses.’’

For more information, please visit www.simulia.com/products/multiphysics.html

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About SIMULIA

SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, RI, USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. www.simulia.com

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Virginie Blindenberg (EMEA) +33 1 65 84 54 15 virginie_blindenberg@ds-fr.com	Arnaud Malherbe (EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIMULIA Press Contacts:

Tim Webb Tel: +1(401)276-8105 tim.webb@simulia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 21, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration